SECURITIES AND EXCHANGE COMMISSION

05035990

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50672

SEC RECEIVED PROCESSING FEB 25 2005 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: **CLAYTON, LOWELL & CONGER, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2123 MAIN STREET
(No. and Street)

NEW WOODSTOCK	**NEW YORK**	**13122**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEIGH GARBER, PRESIDENT **(315) 655-9871**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last , first, middle name)

135 DEWITT STREET	**SYRACUSE**	**NEW YORK**	**13203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Leigh Garber, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clayton, Lowell & Conger, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

BRIDGET A. CUNNINGHAM 01CU5062456
Notary Public, State of New York
Qualified in Madison County
Commission Expires 7/1/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLAYTON, LOWELL & CONGER, INC.

NEW WOODSTOCK, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

CONTENTS

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Clayton, Lowell & Conger, Inc.
New Woodstock, New York

We have audited the accompanying statement of financial condition of Clayton, Lowell & Conger, Inc. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Clayton, Lowell & Conger, Inc. as of December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
February 8, 2005

CLAYTON, LOWELL & CONGER, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents (Note 1)	$ 85,347
Deposits with clearing organization	50,000
Receivables from broker-dealers and clearing organization (Note 2)	43,391
Securities owned:	
Not readily marketable - at cost	5,640
Property and equipment - net (Notes 1 and 3)	56,933
Other assets (Notes 4 and 9)	182,806
Total assets	$424,117

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 45,598
Payable due broker-dealers and clearing organization	9,972
Securities sold, not yet purchased, at market	15,325
Total liabilities	70,895
Stockholder's equity	353,222
Total liabilities and stockholder's equity	$424,117

A copy of the Statement of Financial Condition of the December 31, 2004 audited report of the firm pursuant to rule 17a-5 is available for examination at the principal office of the firm at New Woodstock, New York and at the regional (New York City) office of the Commission for the region in which the firm has its principal place of business.

The accompanying notes are an integral part of this financial statement

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Clayton, Lowell & Conger, Inc. (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) as an introducing broker. The Company's transactions are cleared on a fully disclosed basis with a correspondent clearing broker. The Company is engaged principally in the trading and brokerage of bonds with other broker-dealers and institutions.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market accounts to be cash equivalents.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Note 1. Summary of Significant Accounting Policies (continued)

Not Readily Marketable Securities

Not readily marketable securities consist of 870 NASDAQ stock warrants. These warrants are exercisable between June 2004 and June 2006. At December 31, 2004, they are stated at cost.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives are as follows:

Office equipment	5 - 7 years
Leasehold improvements	10 years

Income Taxes

The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Commission Income

Trading commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Note 2. Accounts Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2004.

Note 3. Property and Equipment - Net

A schedule of property and equipment at December 31, 2004 is as follows:

Office equipment	$ 64,782
Leasehold improvements	77,977
Total	142,759
Accumulated depreciation	(85,826)
Property and equipment - net	$ 56,933

Depreciation expense was $11,757 for the year ended December 31, 2004.

Note 4. Other Assets

A schedule of other assets at December 31, 2004 is as follows:

Stockholder advances	$ 26,781
Investment in affiliate	156,000
Other	25
Total	$ 182,806

The stockholder advances are non-interest bearing and have no stated maturity.

Note 5. Commitments and Contingencies

Operating Leases

The Company leases office space from its President on a month-to-month basis. The lease requires monthly payments of $1,650, with the Company paying utilities and property taxes. Rent expense during the year ended December 31, 2004 was $37,214.

The Company has various other operating leases expiring through December 2006, requiring annual payments of approximately $3,140.

The minimum annual rental commitments over the next three years are as follows:

2005	$3,140
2006	2,878
Thereafter	0
Total	$6,018

Note 6. Income Taxes

A summary of the Company's tax provision at December 31, 2004 is as follows:

Federal:	
Current	$ 0
Deferred	460
Total federal	460
State:	
Current	700
Deferred	150
Total state	850
Totals	$1,310

Note 6. Income Taxes (continued)

Taxes - Deferred

SFAS-109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, the accounting standard requires the recognition of future tax benefits, such as net operating loss carryforwards and investment tax credits to the extent that realization of such benefits is more likely than not.

The tax effects of the temporary differences and carryforwards that give rise to the cumulative adjustment and deferred taxes for the year ended December 31, 2004 is as follows and is calculated at a 31.0% effective tax rate:

Deferred tax liabilities:	
Depreciation - tax over book	$8,400
Net deferred tax liability	$8,400

Note 7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the requirements of rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2004, the Company's aggregate indebtedness and net capital were $70,895 and $104,863, respectively, a ratio of (.68 to 1) and net capital exceeded the minimum capital requirement of $5,000 by $99,863.

Note 8. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various financial instrument transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other party is unable to fulfill contractual obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company is, therefore, exposed to risk of loss on these transactions. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 9. Related Party Transactions

The Company leases office space from its President, a related individual. Rent is $1,650 per month and the Company is responsible to pay utilities and property taxes. The lease is continued on a month-to-month basis, until cancelled by either party. Rent expense was $37,214 for the year ended December 31, 2004.

As described in Note 4, the Company has advanced its stockholder $26,781. These advances are non-interest bearing and have no stated maturity. There were no repayments during the year ended December 31, 2004.